Exhibit 12

Genworth Life and Annuity Insurance Company

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Three months ended March 31, 2008	Years ended December 31,
		2007	2006	2005	2004	2003
Income before income taxes and equity in net income (loss) of subsidiary	$80.7	$405.9	$548.0	$418.5	$367.3	$242.6

Fixed charges:
Interest expense(1)	46.1	205.1	134.0	48.7	24.5	43.5
Interest portion of rental expense	0.1	3.5	2.9	2.6	2.5	2.7

Subtotal	46.2	208.6	136.9	51.3	27.0	46.2
Interest credited to investment contractholders	125.3	541.3	496.7	456.0	487.0	742.5

Total fixed charges	171.5	749.9	633.6	507.3	514.0	788.7

Income available for fixed charges (including interest credited to investment contractholders)	$252.2	$1,155.8	$1,181.6	$925.8	$881.3	$1,031.3

Income available for fixed charges (excluding interest credited to investment contractholders)	$126.9	$614.5	$684.9	$469.8	$394.3	$288.8

Ratio of income to fixed charges (including interest credited to investment contractholders)	1.47	1.54	1.87	1.82	1.71	1.31
Ratio of income to fixed charges (excluding interest credited to investment contractholders)	2.75	2.95	5.00	9.17	14.61	6.25

(1)	Interest expense primarily relates to interest on our non-recourse funding obligations as further described in note 6 under “Item 1—Condensed Consolidated Financial Statements.”